Exhibit (a)(1)(J)

FORM OF COMMUNICATION REGARDING FINAL EXCHANGE CALCULATIONS

Date:           June 24, 2010

To:

From:           Susser Holdings Corporation

Re:           Stock Option Exchange Offer – Final Exchange Calculations

As previously communicated on May 26, 2010, the exchange offer and the withdrawal rights are scheduled to expire at 11:59 p.m., Central Time, on Sunday, June 27, 2010.

If you wish to participate and have not done so already, you must ensure that we receive your properly completed and signed Election Form prior to 11:59 p.m., Central Time, on Sunday, June 27, 2010. If you wish to withdraw your tendered Eligible Options, you must ensure that we receive your properly completed and signed Notice of Withdrawal prior to 11:59 p.m., Central Time, on Sunday, June 27, 2010.

We are sending this communication to you to notify you of the final exchange calculations applicable to your Eligible Options. On the following page is a table that reflects the number of shares that would be subject to each Exchange Option and the number of shares of Exchange Stock, if applicable, that would be granted upon exchange of your Eligible Options, based on the final exchange ratios.

Utilizing the Black-Scholes value of the Exchange Options and the Eligible Options, determined based on a per share stock price of $_____, which was the closing price of our common stock on June 24, 2010, the final total Exchange Consideration that will be granted if you decide to tender your Eligible Options (listed) is reflected in the table on the following page.  The final exercise (‘strike’) price of the new Exchange Options will be equal to the closing price of SUSS stock on June 25, 2010.

Also reflected on the table below is the ‘breakeven price’ for your Eligible Options calculated using a hypothetical Exchange Option strike price equal to the $___  June 24, 2010 closing price of our common stock.  The breakeven price is the price at which the economic value (before taxes) of the Eligible Options would equal the value of the total exchange consideration (before taxes).  In other words, if the price of our common stock were to increase above the breakeven price during the remaining exercisable term of your Eligible Options (i.e., after vesting but before the Grant Termination Date), you would receive greater pre-tax value by retaining your Eligible Options—and exercising them at that, or any higher, price—rather than exchanging them for the Exchange Consideration.

Final Exchange Calculations

Grant Date	Your Current Eligible Options	Current Strike Price	Grant Termination Date(1)	Exchange Option Strike Price (2)	New Exchange Options (# Shares)	New Exchange Stock (# Shares)	June 24, 2010 Breakeven Price(3)

(1)
The grant termination date of the Eligible Options will carry over, and be the same, for any newly issued Exchange Options.  However, the Exchange Options and any Exchange Stock will vest 50% on September 30, 2011 and 50% on September 30, 2012, even if your Eligible Options are already vested or would otherwise vest before those dates.

(2)	The final strike price of the new options will be equal to the closing price of SUSS stock on June 25, 2010.

(3)
The breakeven price was calculated utilizing a hypothetical strike price equal to the June 24, 2010 closing price of our common stock.  The breakeven price reflected above does not give effect to any tax considerations that may result from any decision to exchange vs. retain your Eligible Options (or vice versa).  Accordingly, you should consult with a tax professional if you have questions regarding the tax impact of any potential exchange decision.

You should direct questions about the exchange offer or requests for assistance (including requests for additional copies of the exchange offer, the Election Form, the Notice of Withdrawal, or other documents relating to this exchange offer) to Dee Suarez by hand, by facsimile to (361) 693-3719, or by e-mail to DSuarez@susser.com.